# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Genesis Energy, L.P., CIK 0001022321
CUSIP: 371927104
Title of class of securities: Common Units - Class A representing limited partner interests
Address of issuer's principal executive offices: 811 LOUISIANA ST., SUITE 1200, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001193125-19-194090
Filed by CIK 0001484870
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Marisa Beeney, Blackstone Alt. Credit Advisors LP, 345 Park Avenue, New York, New York (NY), 10154, (212) 503-2100

## Reporting persons
- GSO Rodeo Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,459,192; shared voting power 0; sole dispositive power 6,459,192; shared dispositive power 0; aggregate amount beneficially owned 6,459,192 (5% of the class)
- GSO Rodeo Holdings Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,459,192; shared voting power 0; sole dispositive power 6,459,192; shared dispositive power 0; aggregate amount beneficially owned 6,459,192 (5% of the class)
- GSO Holdings I L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,459,192; shared voting power 0; sole dispositive power 6,459,192; shared dispositive power 0; aggregate amount beneficially owned 6,459,192 (5% of the class)
- Blackstone Holdings II L.P. (CIK 0001484870): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,459,192; shared voting power 0; sole dispositive power 6,459,192; shared dispositive power 0; aggregate amount beneficially owned 6,459,192 (5% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,034,927; shared voting power 0; sole dispositive power 7,034,927; shared dispositive power 0; aggregate amount beneficially owned 7,034,927 (5.5% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,034,927; shared voting power 0; sole dispositive power 7,034,927; shared dispositive power 0; aggregate amount beneficially owned 7,034,927 (5.5% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,034,927; shared voting power 0; sole dispositive power 7,034,927; shared dispositive power 0; aggregate amount beneficially owned 7,034,927 (5.5% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,034,927; shared voting power 0; sole dispositive power 7,034,927; shared dispositive power 0; aggregate amount beneficially owned 7,034,927 (5.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units - Class A representing limited partner interests
Name of issuer: Genesis Energy, L.P.
Address of issuer's principal executive offices: 811 LOUISIANA ST., SUITE 1200, HOUSTON, Texas (TX), 77002
Comment:
This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on July 15, 2019, as amended by Amendment No. 1 filed on August 26, 2024 (as amended, the "Schedule 13D") relating to Common Units - Class A representing limited partner interests ("Class A Common Units") of Genesis Energy, L.P. (the "Issuer").

Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the amended and restated Schedule I attached hereto as Exhibit 99.1 is incorporated herein by reference in this amended Item 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of Class A Common Units beneficially owned is based on 122,424,321 Class A Common Units outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2025, plus the Class A Common Units that GSO Rodeo may acquire upon the conversion of the Preferred Units.

The aggregate number and percentage of Class A Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of securities as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, GSO Rodeo holds 6,459,192 Preferred Units which are convertible into 6,459,192 Class A Common Units.

GSO Rodeo Holdings Associates LLC is the general partner of GSO Rodeo. GSO Holdings I L.L.C. is the managing member GSO Rodeo Holdings Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C.

Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Additionally, Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone Holdings I/II GP L.L.C. ("HFA"), is the beneficial owner of 575,735 shares of Class A Common Units, which units are held by funds and accounts managed by HFA in the ordinary course of its business.

Each such Reporting Person may be deemed to beneficially own the Class A Common Units beneficially owned by the Blackstone funds or accounts directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than GSO Rodeo to the extent it directly holds Issuer securities reported herein) is the beneficial owner of the Class A Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and each of the Reporting Persons (other than GSO Rodeo to the extent it directly holds Issuer securities reported herein) expressly disclaims beneficial ownership of such Class A Common Units.

Any beneficial ownership of Class A Common Units by any of the persons listed on Schedule I is set forth on Schedule I attached hereto as Exhibit 99.1.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On March 6, 2025, GSO Rodeo entered into repurchase agreement with the Issuer pursuant to which the Issuer agreed to repurchase from GSO Rodeo 3,708,098 Preferred Units at a price of $35.3955 per Preferred Unit. The repurchase closed on March 7, 2025. Except as set forth in this Amendment No. 2, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in the past 60 days in Class A Common Units.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit
No. Description
99.1 Schedule I - Executive Officers and Directors of Blackstone Inc.

## Signatures
- GSO Rodeo Holdings LP: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory of GSO Rodeo Holdings Associates LLC, its general partner (03/10/2025)
- GSO Rodeo Holdings Associates LLC: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory (03/10/2025)
- GSO Holdings I L.L.C.: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory (03/10/2025)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I/II GP L.L.C., its general partner (03/10/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (03/10/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (03/10/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (03/10/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (03/10/2025)